Yuka Group, Inc.
1815 NE 144th Street
North Miami, FL 33181

Thursday, February 10, 2022

Mr. Scott Anderegg
Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services

Re: YUKA GROUP, INC
Offering Statement on Form 1-A
Filed February 3, 2022
File No. 024-11796

Mr. Anderegg:

Request is hereby made by Yuka Holdings, Inc (the "Company") for the date of qualification of the Company's Offering Statement on Form 1-A, filed February 3, 2022 (File No. 024-11796) under the Securities Act of 1933 on February 14, 2022, or as soon as practicable thereafter.

The Company acknowledges that:

1. Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

2. The action of the Commission or the staff, acting pursuant to the delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

3. The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The registrant confirms that it is authorized to offer and sell its securities qualified under the Offering Statement pursuant to qualification, registration or exemption therefrom in at least one state (Florida).

Yuka Group, Inc.

Meir Avitan, CEO